

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 6, 2008

Robert F. Neil, President and Chief Executive Officer
Cox Radio, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328
Facsimile: (678) 645-5294

> **Re: Cox Radio, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 7, 2008**
> **File No. 001-12187**

Dear Mr. Neil:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Robert Bartelmes
Senior Financial Analyst